UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-182579-14
333-182579-08
333-182579-15
333-182579-11

Enerpac International Holdings, Inc.*
(Exact name of registrant as specified in its charter)

N86 W12500 Westbrook Crossing
Menomonee Falls, Wisconsin 53051
(262) 293-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 5.625% Senior Notes due 2022 of
Enerpac Tool Group Corp. (formerly known as Actuant Corporation)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0)

* Enerpac International Holdings, Inc. was formerly named Actuant International Holdings, Inc. The Co-Registrants listed on the following page are also included in this certification and notice as Registrants.

TABLE OF CO-REGISTRANTS (1)(2)

Hydratight Operations, Inc. (3)
Enerpac UK Holdings, LLC (4)
Cortland Company, Inc. (5)
____________________

(1) The address and telephone number for each Co-Registrant is N86 W12500 Westbrook Crossing, Menomonee Falls, Wisconsin 53051 and (262) 293-1500.

(2) Certain former subsidiaries of Enerpac Tool Group Corp. (“Enerpac”), which was formerly known as Actuant Corporation, were formerly guarantors of the 5.625% Senior Notes due 2022 of Enerpac (the “Senior Notes”) prior to their release from such guarantees pursuant to the terms of the indenture governing the Senior Notes, which releases were effective prior to the redemption of the Senior Notes on June 15, 2020. As a result of such release, the guarantee of each such former subsidiary was discharged as of the date of such release. The following table sets forth the name of each such former subsidiary as listed in the registration statement on Form S-4 declared effective on August 10, 2012 and the Commission File Number with respect to each such former subsidiary with respect to such registration statement:

Name of Former Subsidiary	Commission File No.
Acme Electric, LLC	333-182579-17
Actuant Electrical, Inc.	333-182579-16
APPLIED POWER INVESTMENTS II INC	333-182579-13
B W Elliott Manufacturing Co LLC	333-182579-12
Engineered Solutions LP	333-182579-10
GB Tools & Supplies LLC	333-182579-09
Maxima Holding CO Inc.	333-182579-07
Maxima Holdings Europe Inc.	333-182579-06
Maxima Technologies & Systems LLC	333-182579-05
Precision Sure Lock Inc.	333-182579-04
PSL Holdings Inc.	333-182579-03
Sanlo, Inc.	333-182579-02
Versa Technologies Inc.	333-182579-01

(3) This Co-Registrant is a current subsidiary of Enerpac and was a guarantor of the Senior Notes at the time of their redemption on June 15, 2020, which guarantee was registered on a Form S-4 declared effective on August 10, 2012 (Commission File No. 333-182579-08).

(4) Enerpac UK Holdings, LLC was formerly named Actuant Holdings, LLC. This Co-Registrant is a current subsidiary of Enerpac and was a guarantor of the Senior Notes, which guarantee was registered on a Form S-4 declared effective on August 10, 2012 (Commission File No. 333-182579-15). This Co-Registrant was released from such guarantee pursuant to the terms of the indenture governing the Senior Notes, which release was effective prior to the redemption of the Senior Notes on June 15, 2020. As a result of such release, the guarantee of such former subsidiary was discharged as of the date of such release.

(5) This Co-Registrant is a current subsidiary of Enerpac and was a guarantor of the Senior Notes, which guarantee was registered on a Form S-4 declared effective on August 10, 2012 (Commission File No. 333-182579-11). This Co-Registrant was released from such guarantee pursuant to the terms of the indenture governing the Senior Notes, which release was effective prior to the redemption of the Senior Notes on June 15, 2020. As a result of such release, the guarantee of such former subsidiary was discharged as of the date of such release.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of International Holdings, Inc., Hydratight Operations, Inc., Enerpac UK Holdings, LLC, and Cortland Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2020
ENERPAC INTERNATIONAL HOLDINGS, INC.
HYDRATIGHT OPERATIONS, INC.
ENERPAC UK HOLDINGS, LLC
CORTLAND COMPANY, INC.

	By:	/s/ Fabrizio Rasetti
Fabrizio Rasetti
Executive Vice President, General Counsel
and Secretary